Pansoft Announces Fiscal First-Quarter 2012 Financial Results
• Revenues Increase 20.9% Year-over-Year
• Offer from Timesway Group to Acquire Remaining Outstanding Shares

JINAN, China, January 13, 2012 -- Pansoft Company Limited (NASDAQ: PSOF) (“Pansoft” or the “Company”), a leading ERP software service provider for the oil and gas industry in China, today announced unaudited financial results for the fiscal first-quarter of 2012 ended September 30, 2011.

Highlights for Fiscal First-Quarter 2012:

●	Revenues were $4.2 million, an increase of 20.9% versus the year-ago quarter
●	Gross profit was $1.0 million, a decrease of 44.5% versus the year-ago quarter
●	Operating loss was $0.3 million, compared to operating profit of $1.1 million in the year-ago quarter
●	Net loss attributable to Pansoft shareholders was $0.08 million, compared to a net profit of $1.0 million in the year-ago quarter
●	Net loss per diluted share attributable to Pansoft shareholders was $0.02, compared to a net profit per diluted share of $0.18 in the year-ago quarter
●
On January 7, 2012, Chairman Hugh Wang, representing Timesway Group Limited (“Timesway”), submitted an offer to Pansoft’s Board of Directors to acquire all outstanding Pansoft shares that it did not already own at a price of $3.76 per share

“Pansoft entered the fiscal 2012 business year with solid revenue growth, both in our core business and from recent acquisitions, which have started to make a significant contribution to our top line," said Hugh Wang, Pansoft’s Chairman of the Board. "The delay in reaching breakeven at Pansoft-Japan and the slower pace of revenue recognition at HongAo continue to pose a challenge for our bottom line results, but we remain confident will successfully execute our strategy to improve profitability at our new ventures.”

Financial Results Highlights for the Fiscal First-Quarter of 2012

Revenues for the fiscal first quarter ended September 30, 2011 were $4.2 million, compared to $3.5 million in the prior fiscal year, an increase of 20.9%, of which, approximately 61.7% was contributed by Pansoft-China and 38.3% by newly acquired businesses.  The revenue growth rate in the fiscal first quarter was relatively lower than the rate expected for the entire fiscal year due to a slower rate of revenue recognition and seasonality.

Cost of sales was $3.3 million, an increase of 83.4% from $1.8 million in the year-ago quarter.  Cost of sales increased faster than revenues, largely due to: 1) higher headcount and therefore, higher compensation expense; 2) start-up losses at Pansoft-Japan, the outsourcing joint venture for testing mobile-phone software; and 3) a higher proportion of lower-margin hardware purchases for clients at the HongAo subsidiary.

Gross profit was $1.0 million, a decrease of 44.5% from $1.7 million from the year-ago quarter.  Gross margin was 22.4%, as compared to 48.9% in the prior fiscal year.  The decline in the gross margin was mainly due to the aforementioned reasons.

Operating expenses were $1.2 million, an increase of 89.4% from $0.7 million in the year-ago quarter.  The increase in operating expense was mainly due to: 1) higher general and administrative expense related to maintaining three additional subsidiary offices and their management teams; 2) amortization of intangible assets from the HongAo and ITLamp acquisitions; and 3) higher sales and marketing expense, particularly at HongAo and Pansoft-Japan.

Operating loss was $0.3 million, compared to operating profit of $1.1 million in the year-ago quarter.

Net loss attributable to Pansoft shareholders as $0.08 million, compared to a net profit attributable to Pansoft shareholders of $1.0 million in the year-ago quarter and was mainly due to start-up losses at Pansoft-Japan and higher amortization charges related to recent acquisitions.

Net loss per diluted share attributable to Pansoft shareholders was $0.02, as compared to a net profit per diluted share attributable to Pansoft shareholders of $0.18 in the year-ago quarter.

Segment Performance

The Company reports its financial results in three segments: (1) design, development, implementation and servicing of ERP systems for the energy industry such as oil/gas and coal mining; (2) provision of technology solutions and related services to thermal power industry; and (3) outsourced mobile phone software testing and development.

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Pansoft-China and ITLamp represent the core business of the Company and are engaged in the design, development, implementation and servicing of ERP systems for the energy  industry such as oil/gas and coal mining, which together contributed 66.6% of total revenue for the fiscal first quarter ended September 30, 2011. In the quarter, revenues were $2.6 million, and net Income was $0.5 million.  ITLamp, which was acquired in June 2010, operates as an oilfield software development and service provider, primarily serving the Tarim Oilfield in Xinjiang province.  In the quarter, ITLamp recorded revenues of $0.2 million (5.0% of total fiscal first-quarter 2012 revenue) and net loss of $0.2 million.

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HongAo, in which Pansoft acquired a 55.01% stake in October 2010, serves the thermal power industry as a technical service provider in Shandong province.  Net revenues were $0.9 million (21.0% of total fiscal first-quarter 2012 revenue) and the net loss was $0.05 million, due to a slower pace of its revenue recognition for ongoing projects.

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Pansoft-Japan was established in August 2010 to provide outsourcing functions for Japanese clients, initially in the field of cell-phone software testing. The new testing operation was set up in Jinan, China with a front office in Osaka, Japan.  Pansoft-Japan continues to incur start-up losses exceeding initial budget expectations.  Net revenues were $0.5 million (12.4% of total fiscal first-quarter 2012 revenues) and the net loss was $0.4 million.  The venture is now expected to break even towards the end of the 2012 calendar year.

	Pansoft Segment Income Statement
(in USD)	Fiscal First-Quarter Ended September 30, 2011
	Pansoft-China + ITLamp	HongAo	Pansoft-Japan	Total
Revenues	$2,824,827	$888,251	$526,232	4,239,310
Cost of revenues	1,935,461	549,886	802,465	3,287,812
Gross profit	889,366	338,365	(276,233)	951,498
Income from operations	235,523	(72,617)	(444,779)	(281,873)
Net income	$313,057	$(54,851)	$(444.545)	$(186,339)

Financial Condition

As of September 30, 2011, Pansoft had $2.5 million in cash and equivalents, as compared to $3.7 million as of June 30, 2011. Cash and cash equivalents exclude $5.5 million in short-term investments, versus $6.8 million as of June 30, 2011.  Total current assets were $24.0 million, as of September 30, 2011, essentially flat versus $24.1 million as of June 30, 2011, including a $1.5 million increase in accounts receivable, a $1.3 million increase in inventory primarily for hardware equipment at HongAo, offset by $1.5 million in lower deferred revenue and $0.5 million in lower accruals and other current liabilities.  Current liabilities were $7.1 million as of September 30, 2011, up from $6.8 million as of June 30, 2011. Total stockholders’ equity was $23.1 million as of September 30, 2011 versus $23.5 million as of June 30, 2011.

Recent Development

On January 7, 2012, the Company’s Board of Directors received an offer from Chairman Hugh Wang, representing Timesway Group Limited (“Timesway”), to acquire all outstanding Pansoft shares that it did not already own at a price of $3.76 per share in a transaction that, under the British Virgin Islands law, would result in the Company becoming a privately-held company. The transaction is intended to be structured as a merger between the Company and a special purpose vehicle company incorporated under the British Virgin Islands law and wholly owned by Timesway. Timesway is represented by Chairman Hugh Wang, who had voting power over 64% of the Company’s voting securities as of June 30, 2011. The Company has formed a Special Committee, consisting of independent Board members Dr. Paul Gillis, Samuel Shen, and Tony Luh, to evaluate the offer.  Dr. Gillis will serve as the Special Committee’s chairman.

Business Outlook

For the fiscal year ending June 30, 2012, Pansoft continues to expect revenues to keep a similar pace of growth as in recent fiscal years. The Company expects a substantial increase in revenue in the fiscal second quarter ended December 31, 2011, due to the seasonality pattern, whereby a large proportion of revenues is recognized and the related payments are received before the end of the  calendar year based on clients’ decision-making and payment cycles. The Company also expects revenues in the fiscal second quarter to increase by about 10% from the year-ago quarter.

“We still expect Pansoft-Japan to break even towards the end of calendar 2012 alongside lower visibility of market conditions. We remain optimistic that this segment’s competitive advantage as a low-cost provider remains intact and we remain confident that, once this business passes the startup phase, it will achieve success,” concluded Mr. Wang.

About Pansoft Company Limited

Pansoft is a leading enterprise resource planning (“ERP”) software and professional services provider for the oil and gas industry in China. Its ERP software offers comprehensive solutions in various business operations including accounting, order processing, delivery, invoicing, inventory control, and customer relationship management.  For more information visit http://www.pansoft.com.

Forward-Looking Statements

This press release contains forward-looking statements concerning Pansoft Company Limited, including but are not limited to, statements regarding Pansoft’s acquisition strategies, projected revenue growth, contracts with customers, timing of development projects, and efforts to achieve business growth. The actual results may differ materially depending on a number of risk factors including but not limited to, the following: general economic and business conditions, development, shipment and market acceptance of products, additional competition from existing and new competitors, purchase cycle of major customers, changes in technology or product techniques, and various other factors beyond its control. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement and the risk factors detailed in the Company's reports filed with the Securities and Exchange Commission. Pansoft Company Limited undertakes no duty to revise or update any forward-looking statements to reflect events or circumstances after the date of this release.

– Financial Tables Follow –

Pansoft Company Limited
Consolidated Statements of Operations and Comprehensive Income
For the three-month ended September 30, 2011 and 2010
(in U.S. Dollars)

	For the Three Months Ended Sept. 30,
	2011	2010
Sales	$4,239,310	$3,506,332
Cost of sales	3,287,812	1,792,847
Gross profit	951,498	1,713,485

Expenses
General and administrative expenses	611,572	386,199
Amortization expenses of the intangible assets	241,358	29,281
Selling expenses	205,960	75,471
Professional fees	119,115	65,298
Stock based compensation	46,695	94,849
(Gain) on disposition of property and equipment	8,670	-
	1,233,370	651,098

Income from operations	(281,872)	1,062,387

Fair value change on liabilities (P&L)	-
Extinguishment of liabilities	-
Other income (expenses), net	86,466	(1,935)
Government Subsidy	18,699	44,100
Finance cost	4,341	(6,788)
Impairment loss on intangible assets	-
Interest income	2,220	72,833

Income before provision from income taxes	(170,147)	1,170,597

Provision for current income taxes	2,530	-
Provision for deferred income taxes	13,662	177,501

Net income	(186,339)	993,096

Less: Net Income attributable to noncontrolling interests	(101,462)

Net Income attributable to Pansoft Common Shareholders	(84,876)	993,096

Other comprehensive (loss) income	128,771	201,204

Comprehensive income	$43,895	1,194,300

Basic net income per share	$(0.02)	0.18
Diluted net income per share	$(0.02)	0.18

Basic weighted average number of shares outstanding	5,389,323	5,438,232
Diluted weighted average number of shares outstanding	5,572,695	5,484,986

Pansoft Company Limited
Consolidated Balance Sheets
(in U.S. Dollars)

	September 30, 2011	June 30, 2011
Assets
Current assets
Cash and cash equivalents	$2,525,108	3,680,716
Account receivables, net	5,155,504	3,678,463
Unbilled revenues, net	5,901,030	7,025,926
Prepayment, deposits and other receivables	2,671,283	1,868,101
Deferred and prepaid expenses	3,443	-
Inventory	2,311,581	1,010,582
Short term investments - Available for sales	5,477,017	6,829,841

Total current assets	24,044,966	24,093,629

Non-current assets
Property and equipment, net	2,305,612	2,312,590
Deposit for acquisitions	-	-
Long term equity investment	28,779	28,418
Deferred software development cost	-	-
Intangible assets	2,453,188	2,706,197
Goodwill on acquisition	1,373,708	1,373,708

Total assets	$30,206,253	30,514,542

Liabilities
Current liabilities
Accounts payable	$1,787,807	969,998
Accrual and other current liabilities	2,543,254	2,012,202
Acquisition payable	525,709	525,709
Short-term borrowing	-	-
Deferred revenue	539,928	2,048,859
Income tax payable	99,608	31,667
Deferred income taxes	925,370	570,711
Unearned government research revenue	707,623	683,286

Total current liabilities	7,129,299	6,842,432

Non - Current liabilities
Deferred income taxes	-	181,611

Total Liabilities	7,129,299	7,024,043

Shareholders' equity
Common stock (30,000,000 common
shares authorized; par value of $0.0059
per share; 5,438,232 shares issued and
outstanding as of June 30, 2009)
Share capital	32,080	32,080
Treasure stocks, at cost	(630,562)	(503,602)
Additional paid-in capital	9,328,137	9,281,753
Retained earnings	9,596,535	9,782,874
Statutory reserves	1,430,558	1,429,858
Non-controlling interests	1,814,520	1,940,239
Accumulated other comprehensive income	1,505,686	1,527,297
Total stockholders’ equity	23,076,954	23,490,499

Total liabilities and stockholders equity	$30,206,253	30,514,542

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